Exhibit 99.1

THE INFORMATION CONTAINED IN THIS ANNOUNCEMENT IS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION 596/2014

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

Notice of General Meeting

Further to the announcement released on 23 January 2020 concerning the filing of a shelf registration document with the SEC to facilitate the raising of additional equity capital, the Company announces that it will hold a General Meeting of the Company at 10.00 a.m. on 20 February 2020 at the offices of Orrick, Herrington & Sutcliffe (UK) LLP, 107 Cheapside, London, EC2V 6DN to seek general authorities to issue shares which would be required in the event that the Company were to utilise the shelf registration.

The Company has today posted to its shareholders a circular containing a notice convening the General Meeting (the “Circular”), the purpose of which is to seek additional authorities to issue shares and to disapply pre-emption rights.

The Circular will be available shortly on the Company’s website, www.tizianalifesciences.com.

The person who arranged for the release of this announcement was Tiziano Lazaretti, Chief Financial Officer.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to milciclib, the Company is also developing foralumab for liver diseases. Foralumab is the only fully human anti-CD3 monoclonal antibody known to the company in clinical development in the world. This compound has potential application in a wide range of autoimmune and inflammatory diseases, such as non-alcoholic steatohepatitis (NASH), primary biliary cholangitis (PBS), ulcerative colitis, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable.

For further enquiries:

Tiziana Life Sciences plc	+44 (0)20 7493 2853
Gabriele Cerrone, Chairman and founder

Cairn Financial Advisers LLP (Nominated adviser)	+44 (0)20 7213 0883
Liam Murray / Jo Turner

Stockdale Securities Limited (Broker)	+44 (0)20 7601 612
Antonio Bossi